Exhibit 99.66

Consent of Trevor Rabb

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Equinox Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Trevor Rabb
Trevor Rabb, P. Geo. (EGGC #39599), B.Sc.

Dated: September 9, 2019